Exhibit 99.1

China Yuchai Announces Board Committee Changes

SINGAPORE, November 3, 2023/PRNewswire/ - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) today announced that the Board of Directors has appointed Mr. Wong Hong Wai as a member of Audit Committee and Mr. Xie Tao as a member of Compensation Committee.

Mr. Wong Hong Wai was appointed as a Director of the Company on March 1, 2023 and was subsequently re-designated as Independent Director on April 21, 2023. With Mr. Wong’s appointment as an Audit Committee member, the Audi Committee of the Company shall consist of three independent members.

Mr. Xie Tao is an Independent Director of the Company and Guangxi Yuchai Machinery Company Limited, the Company’s main operating subsidiary in China. Mr. Xie is also the Chairman of the Audit Committee of the Company. With Mr. Xie’s new appointment, the Compensation Committee of the Company shall consist of three members, the majority of whom are independent.

The Board of Directors of the Company believes that the extensive business and management experience of Mr. Wong and Mr. Xie will contribute towards the competencies of the respective Committees.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2022, GYMCL sold 321,256 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai group of entities’ operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com